SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K/A

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of November, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Issue of Equity




                                   Xenova Group plc

UK Placing, US Private Placement and Open Offer to raise GBP21.1 MILLION
         (GBP19.4 M NET OF EXPENSES) AND CAPITAL REORGANISATION

Slough, UK, 26 November 2003 - Xenova Group plc, today announced that Xenova proposes to raise approximately GBP21.1 million (approximately GBP19.4 million net of expenses) through a UK Placing, a US Private Placement and an Open Offer of 18,760,169 Units, comprising an aggregate of 187,601,690 Offer Shares and 56,280,507 Warrants, at a price of 112.5p per Unit (each Unit comprising 10 Offer Shares and 3 Warrants), and to reorganise its share capital.

                  Highlights are as follows:

* GBP21.1million (approximately GBP19.4 million net of expenses) to be raised in total;

* UK Placing in respect of 11,360,587 Units at a price of 112.5p per Unit. The UK Placing has been fully underwritten;

* US Private Placement in respect of 7,362,461 Units at a price of 112.5p per Unit;

* an aggregate of 18,760,169 Units to be offered pursuant to the Open Offer. These Units comprise the 11,360,578 Units placed under the UK Placing and the 7,362,461 Units placed under the US Private Placement referred to above, and 37,130 Units which are the subject of the Directors' Undertakings;

* a capital reorganisation consisting of the sub-division and conversion of each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares and a sub-division of each authorised but unissued Existing Ordinary Share into ten New Ordinary Shares; and

* subject to the approval of the High Court, cancellation of the Deferred Shares, arising from the Capital Reorganisation, for no consideration.

The closing of the UK Placing and Open Offer and US Private Placement is expected to occur on 22 December 2003, subject to the approval of the shareholders at an extraordinary general meeting.

The UK Placing and Open Offer have been directed at both existing and new shareholders in the UK in reliance on Regulation S. Units that have been previously subscribed for in the US Private Placement were offered and will be sold within the United States in accordance with applicable exemptions from registration under the US Securities Act of 1933.



Enquiries

Xenova Group plc                                  Tel.: 44 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Media Enquiries: Financial Dynamics               Tel.: 44 020 7831 3113
David Yates
Ben Atwell


This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer in any jurisdiction in which such offer or solicitation is unlawful. The Open Offer is not being made in or into the US or Canada. Neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants have been, or will be, registered under the US Securities Act of 1933 (as amended), under the securities laws of any state of the US or under the applicable securities laws of Canada, Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer may be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Ireland, Australia or Japan or their respective territories or possessions or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire any Units, Offer Shares, Warrants or ordinary shares issuable upon exercise of the Warrants that are the subject of the US Private Placement. All of the Units that are the subject of the US Private Placement have been previously subscribed for by accredited investors (as defined in Regulation D) in transactions exempt from the registration requirements of the US Securities Act of 1933, as amended. The Units, Offer Shares, Warrants and ordinary shares issuable upon exercise of the Warrants which are acquired in the US Private Placement will be subject to restrictions on transfer and, with certain limited exceptions, may not be (and are not hereby being) reoffered or resold within the US. No public offering of Units, Offer Shares, Warrants or ordinary shares issuable upon exercise of the Warrants is being made in the US.



Definitions
Unless the context requires otherwise, the following definitions apply throughout the announcement:

"Board" or "Directors"                the board of directors of Xenova
"Capital Reduction"                   the proposed cancellation of the Deferred Shares and Share Premium
"Capital Reorganisation"              the proposed sub-division of each issued Existing Ordinary Share into one New
                                      Ordinary Share and nine Deferred Shares and of each authorised but unissued
                                      Existing Ordinary Share into ten New Ordinary Shares
"Deferred Shares"                     the non-voting deferred shares of 1p each in the capital of the Company arising on the Capital Reorganisation
"Directors' Undertakings"             the irrevocable undertakings of the Directors to take up part or all of their entitlements as Qualifying Shareholders pursuant to the Open Offer
"EGM" or "Extraordinary General       the extraordinary general meeting of Xenova to be held at Simmons & Simmons,
Meeting"                              City Point, One Ropemaker Street, London, EC2Y 9SS at 10.00 a.m. on 22
                                      December 2003, or any adjournment or postponement thereof
"Existing Ordinary Shares"            all of the existing authorised unissued and issued ordinary shares of 10p each in the share capital of the Company at the date of this announcement
"New Ordinary Shares"                 the new ordinary shares of 1p each in the capital of the Company arising on the Capital Reorganisation
"Offer Shares"                        the 187,601,690 New Ordinary Shares to be issued by the Company pursuant to the UK Placing, the US Private Placement and the Open Offer
"Offerings"                           collectively the UK Placing, the US Private Placement and the Open Offer
"Open Offer"                          the conditional invitation, on behalf of the Company, to Qualifying
                                      Shareholders to apply to subscribe for 18,760,169 Units
"Overseas Shareholders"               Shareholders with registered addresses outside the United Kingdom or who are citizens or residents of countries outside the United Kingdom
"Qualifying Shareholders"             holders of issued Existing Ordinary Shares on the register of members of the
                                      Company as at the close of business on the Record Date, other than certain
                                      Overseas Shareholders
"Record Date"                         24 November 2003
"Regulation D"                        Regulation D promulgated under the United States Securities Act 1933, as amended
"Shareholders"                        holders of issued Existing Ordinary Shares

"UK Placing"                          the conditional placing of 11,360,578 Units (which are not the subject of the
                                      Directors' Undertakings or the US Private Placement)
"UK" or "United Kingdom"              the United Kingdom of Great Britain and Northern Ireland
"UKLA"                                the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the
                                      Financial Services and Markets Act 2000
"Units"                               the units, each comprising 10 Offer Shares and 3 Warrants, to be issued pursuant to the UK Placing, the US Private Placement and the Open Offer
"US", "USA" or "United States"        the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US Private Placement"                the conditional private placement in the US of 7,362,461 Units (which are not the subject of the Directors' Undertakings or the UK Placing)
"Xenova" or "the Company"             Xenova Group plc
"Xenova Group" or the "Group"         Xenova and its subsidiaries and subsidiary undertakings from time to time or any one of them as the context may require
"Xenova Shares" or "Ordinary          ordinary shares with a nominal value of 10 pence each in the share capital of
Shares"                               Xenova, or ordinary shares into which any such ordinary shares may, from time to time, be subdivided or consolidated
"Warrants"                            56,280,507 registered equity warrants to be issued pursuant to the UK
                                      Placing, the US Private Placement and the Open Offer, each entitling the holder thereof to subscribe for one New Ordinary Share at a price per share of 12.5p (subject to adjustment) during a period from 1 July 2004 to 31
                                      December 2008








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 26 November 2003